ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

TWO MONTHS ENDED DECEMBER 31, 2003
AND THE TWO MONTHS ENDED DECEMBER 31, 2002

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Anooraq Resources Corporation

We have audited the accompanying consolidated balance sheet of Anooraq Resources Corporation as at December 31, 2003 and the consolidated statements of operations, deficit and cash flows for the two-month period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anooraq Resources Corporation as at December 31, 2003 and the results of its operations and its cash flows for the two-month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3(j) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation during the two-month period ended December 31, 2003.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 10 to the consolidated financial statements.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
July 7, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars unless otherwise stated)

	December 31	December 31
	2003	2002
		(unaudited)
Assets

Current assets
Cash and equivalents	$22,195,594	$391,566
Amounts receivable (note 4)	156,369	277,923
Due from related parties (note 8)	4,379,227	2,659,918
Prepaid expenses	46,696	27,840
	26,777,886	3,357,247

Equipment (note 5)	12,980	33,829
Mineral property interests (note 6)	4,200,000	4,200,000

	$30,990,866	$7,591,076

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$178,934	$320,597

Shareholders' equity
Share capital (note 7)	47,662,409	20,142,225
Contributed surplus (note 7(c))	620,593	14,262
Deficit	(17,471,070)	(12,886,008)
	30,811,932	7,270,479

Nature of operations (note 1)
Commitments (note 6)
Subsequent events (notes 6, 7 and 11)
	$30,990,866	$7,591,076

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Scott D. Cousens	/s/ Ronald W. Thiessen

Scott D. Cousens	Ronald W. Thiessen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars unless otherwise stated)

	Two months	Two months
	ended	ended
	December 31	December 31
	2003	2002
		(unaudited)

Expenses
Accounting, audit and legal	57,772	4,966
Conference and travel	27,257	31,945
Consulting	53,509	13,410
Exploration (schedule)	682,319	322,644
Foreign exchange gain	(6,402)	(22,698)
Interest income	(23,958)	(11,302)
Office and administration	39,359	17,052
Salaries and benefits	85,348	57,237
Stock-based compensation - operations (note 7(c))	303,061	9,921
Stock-based compensation - exploration (note 7(c))	182,506	4,341
Shareholders communications	48,160	40,563
Trust and filing	33,743	2,947
Recovery of amounts receivable (note 8(c))	(256,000)	–
Loss for the period	$1,226,674	$471,026

Basic and diluted loss per share	$0.03	$0.01

Weighted average number of common
shares outstanding	43,776,918	32,271,414

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Two months	Two months
	ended	ended
	December 31	December 31
	2003	2002
		(unaudited)
Deficit, beginning of period	$(16,244,396)	$(12,414,982)
Loss for the period	(1,226,674)	(471,026)
Deficit, end of the period	$(17,471,070)	$(12,886,008)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars unless otherwise stated)

	Two months	Two months
	ended	ended
	December 31	December 31
	2003	2002
		(unaudited)
Cash provided by (used for):

Operating activities
Loss for the period	(1,226,674)	(471,026)
Items not involving cash
Depreciation included in exploration expenses	4,010	3,798
Stock-based compensation (note 7(c))	485,567	14,262
Shares issued for property option payments
included in exploration expenses	340,000	93,750
Changes in non-cash operating working capital
Amounts receivable	264,130	151,786
Amounts due to and from related parties	(4,379,227)	(2,659,918)
Prepaid expenses	14,123	25,195
Accounts payable and accrued liabilities	(349,343)	228,483
	(5,103,414)	(2,613,670)

Investing activities	–	–

Financing activities
Issuance of common shares	23,234,610	–
Issue costs	(1,350,000)	–
Issuance of common shares for cash, net of costs	21,884,610	–

Increase in cash and equivalents	16,781,196	(2,613,670)
Cash and equivalents, beginning of period	5,414,398	3,005,236
Cash and equivalents, end of period	$22,195,594	$391,566

Supplementary information
Interest paid	$–	$–
Interest received	$(23,958)	$(11,302)
Taxes paid	$–	$–

Non-cash operating, financing and investing activities
Shares issued for property option agreements	$340,000	$93,750
Increase in mineral property for future income taxes	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars unless otherwise stated)

	Two months	Two months
	ended	ended
Republic of South Africa	December 31	December 31
	2003	2002
		(unaudited)

Northern Limb of the Bushveld Complex
Assays and analysis	$20,475	$73,945
Depreciation	4,010	3,798
Drilling	17,827	–
Engineering	26,617	2,302
Environmental and socioeconomic	3,804	3,136
Geological and consulting	62,979	75,461
Graphics	7,792	3,539
Property fees and assessments	17,080	26,462
Property option payments	340,000	93,750
Site activities	79,879	8,406
Transportation	101,856	31,845
Exploration expenses before the following	682,319	322,644
Stock-based compensation (note 7(c))	182,506	4,341
Exploration expenses	864,825	326,985
Cumulative expenditures, beginning of period	7,989,947	6,017,288
Cumulative expenditures, end of period	$8,854,772	$6,344,273

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

1.	Continuing operations

Anooraq Resources Corporation (the “Company” or “Anooraq”) is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. Since 1999, the Company has focused exclusively on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (notes 6 and 11).

As at the date of these consolidated financial statements, the Company had not identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercially viable ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements have been prepared to comply with the rules and regulations of the United States Securities and Exchange Commission with respect to transition rules for changes in fiscal year ends. The Company has changed its fiscal year end from October 31 to December 31 effective fiscal 2004.

A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 10.

The consolidated financial statements include the accounts of the Company’s wholly owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited (“Plateau”) located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and the receipt of required construction and exploration permits are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the date the agreement to issue the shares was reached and announced.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

(f)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the periods presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair value of due from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

(h)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the year. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock- based compensation and warrants. Actual results could differ from these estimates.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

(j)	Stock-based compensation

The Company has a share option plan, which is described in note 7(c).

Effective November 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 “Stock-Based Compensation and Other Stock-Based Payments (“HB 3870”). Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by issuance of equity instruments, granted on or after November 1, 2002, are accounted for using the fair value based method.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method. Effective November 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus. This change has been applied prospectively for options granted on or after November 1, 2003, as allowed under the transitional provisions of HB 3870.

Prior to the adoption of the new recommendations in 2002, no compensation expense was recorded for the Company’s stock-based plan when options or incentives were granted. Any consideration paid by directors and employees on exercise of stock options was credited to share capital. Had the Company used the fair value method, for options granted prior to November 1, 2003, to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share for the two months ended December 31, 2003 and 2002 would have been as follows:

	Two months	Two months
	ended	ended
	December 31,	December 31,
	2003	2002
		(unaudited)
As reported	$(1,226,674)	$(471,026)
Estimated fair value of non-cash stock-based
compensation to directors, officers and employees	(843,874)	(80,085)
Pro forma loss	$(2,070,548)	$(551,111)

Pro forma basic and diluted loss per share	$(0.05)	$(0.02)

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

	2003	2002
Risk free interest rate	3%	3%
Expected life	1.9 years	2 years
Expected volatility	85%	40%
Expected dividends	nil	nil

(k)	Comparative figures

Certain of the prior periods’ comparative figures have been restated to conform with the presentation adopted for the current period.

4.	Amounts receivable

Amounts receivable comprise the following:

	December 31,	December 31,
	2003	2002
		(unaudited)
Value-added taxes recoverable	$155,188	$273,531
Employee expense advances	1,181	1,589
Other	–	2,803
	$156,369	$277,923

5.	Equipment

	December 31, 2003			December 31, 2002 (unaudited)
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$30,421	$30,421	$–	$30,421	$25,810 $	4,611
Vehicles	68,769	55,789	12,980	68,769	39,551	29,218
	$99,190	$86,210	$12,980	$99,190	$65,361	$33,829

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

6.	Mineral property interests

Mineral Property Acquisition Costs	December 31	December 31
	2003	2002
		(unaudited)
Platreef Properties, South Africa
Balance, beginning of the year	$4,200,000	$4,200,000
Incurred during the period	–	–
Balance, end of period	$4,200,000	$4,200,000

Refer also to Consolidated Statements of Exploration Expenses.

(a)	Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. (“Hinterland”), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as it proceeded with investments in Plateau. Under this agreement, 378,500 shares have been issued to Hinterland. On November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

In South Africa, many mineral claim areas were historically defined by farm boundaries and are commonly referred to as “farms”.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in Portion 2 of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option required staged issuances totalling 500,000 common shares of the Company (of which 412,500 shares issued subsequent to December 31, 2003) and aggregate cash payments of US$350,000 (of which US$69,250 and Cdn$15,000 have been paid).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Portion 1 of Elandsfontein 766 LR (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DME.

Reitfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. (“AML”), now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, Ivanplats must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivantplat's exploration activities. The Company and Ivanplat are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda (“Rustenburg”)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“Rustenburg”), a subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. The Company has not yet fulfilled its expenditure requirements in respect to year three, but is in negotiations with Rustenburg to amend the exploration expenditure schedule.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company’s interest.

Boikgantsho (“Drenthe-Overysel”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited (“PPRust”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum”). The Joint Venture was formed to explore and develop platinum group metals (“PGM”), gold and nickel mineralization on the Company’s Drenthe 778LR and Witrivier 777LR farms and PPRust’s adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million on behalf of the JV of which the entire amount has been spent subsequent to December 31, 2003. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a Black Economic Empowerment partner to participate in the project, with the JV partners dividing the remaining interest.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

Should Anooraq choose not to proceed, then Anglo Platinum shall have the option to acquire Plateau’s interest at the aggregate of (i) the net present value of exploiting Plateau’s mineral rights as a stand alone mining operation by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities.

(b)	Western Limb of the Bushveld Complex, South Africa

Thusong Joint Venture

In May 2003, the Company entered into a joint venture agreement with Rustenburg to form a joint venture to explore and develop PGMs, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of the town of Rustenburg, adjacent to Anglo Platinum’s Union operations.

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum will form an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years from the date of the agreement. During that period, the Company will operate exploration programs, and spend up to ZAR 12 million on behalf of the Thusong JV. The Company will have the option to proceed to take the project to a BFS level. Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. During development, the Thusong JV will be seeking a BEE partner (which could be the Company itself) to participate in the project. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the South African Mineral and Petroleum Royalty Bill to a maximum of 20%. Should the Company decide not to proceed, Anglo Platinum has the right to buy out the Company’s interest at the pro-rata net present value of exploiting the farms as determined in the BFS.

(c)	La Dicha Property, Mexico

In 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

US$30,000 has been paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the 2002 fiscal year and accordingly, were expensed in the 2002 fiscal year.

7.	Share capital

(a)	Authorized share capital

Authorized share capital consists of 200,000,000 common shares without par value.

(b)	Issued share capital

		Number of	Dollar
Common shares issued and outstanding	Price	Shares	Amount
Balance, October 31, 2002 (unaudited)		32,148,463	$20,048,474
Issued during fiscal 2003:
Shares issued for property option	$ 0.75	270,833	203,125
Share purchase options exercised	$ 0.60	1,206,000	720,090
Warrants exercised	$ 0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs (i)	$ 0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	$25,086,863
Issued during fiscal 2004:
Shares issued for property option	$ 0.85	400,000	340,000
Share purchase options exercised	$ 0.68	608,500	412,080
Fair value of options allocated to shares issued on exercise	–	–	350,936
Warrants exercised	$ 0.85	3,313,125	2,822,529
Private placement, December 2003, net of issue costs (ii)	$ 2.10	9,523,810	18,650,001
Balance, December 31, 2003		54,009,607	$47,662,409

(i)	On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

(ii)

In December 2003, the Company completed a $20 million private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant exercisable at $2.50 per common share until June 1, 2005 The agents received 571,429 share purchase warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The fair value of warrants issued has been presented on a net basis in share capital. These warrants expired unexercised subsequent to December 31, 2003.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

(c)	Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, the Company at December 31, 2003 had reserved up to 6,450,000 share options which are grantable to employees, consultants and directors at the discretion of the Board of Directors. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options typically have a maximum term of two to three years and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

As at December 31, 2003, 4,614,000 share purchase options were outstanding of which 3,855,750 had vested with optionees. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
October 29, 2004	$0.84	2,014,000
December 11, 2004	$0.48	735,000
May 9, 2005	$0.50	3,500
July 29, 2005	$0.60	64,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,647,500
		4,614,000

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period has been reflected in the statement of operations as follows:

	Two months ended	Two months ended
	December 31	December 31
	2003	2002
		(unaudited)
Stock-based compensation – Exploration	$182,506	$4,341
Stock-based compensation – Operations	303,061	9,921
Credited to contributed surplus during the period	485,567	14,262
Share purchase options exercised, credited to share capital	(350,936)	–
Contributed surplus, beginning of the period	485,962	–
Contributed surplus, end of period	$620,593	$14,262

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

The assumptions used to estimate the fair value of options granted during the two month period ending December 31, 2003 and 2002 were:

	2003	2002

Risk free interest rate	3%	3%
Expected life	1.9 years	2 years
Volatility	85%	40%
Expected dividends	nil	nil

			Contractual
	Weighted		weighted average
Option continuity schedule	average exercise		remaining life
	price	Number of options	(years)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	$1.35	2,852,000
Exercised	$0.60	(1,206,000)
Expired	$0.56	(88,500)
Cancelled	$0.68	(114,000)
Balance, October 31, 2003	$1.12	5,200,000	1.36
Granted	$2.00	72,500
Exercised	$0.68	(608,500)
Cancelled	$0.60	(50,000)
Balance, December 31, 2003	$1.19	4,614,000	1.24

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference		(i)	(ii)	(iii)
Expiry date	August 28,	December 21,	December 27,	June 1,
	2003	2003	2003	2005
Exercise price	$0.70	$0.85	$0.88	$2.50	TOTAL
Balance, October 31, 2002	4,500,000	3,692,718	259,283	–	8,452,001
Exercised	(4,500,000)	(592,000)	(46,876)	–	(5,138,876)
Balance, October 31, 2003	–	3,100,718	212,407	–	3,313,125
Issued	–	–	–	5,333,334	5,333,334
Exercised	–	(3,100,718)	(212,407)	–	(3.313,125)
Balance, December 31, 2003	–	–	–	5,333,334	5,333,334

(i)

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85. In October 2003, 592,000 of these warrants were exercised. The remaining 3,100,718 warrants were exercised in the current period.

(ii)	On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company’s shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. In October 2003, 46,876 of these warrants were exercised. The remaining 212,407 warrants were exercised in the current period.

(iii)

On December 29, 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one- half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to a 30-day accelerated expiry at the Company’s option if the closing price of the Company’s shares as traded on the TSX Venture Exchange for ten consecutive trading days is at least $5.00. These warrants expired unexercised subsequent to December 31, 2003.

8.	Related party transactions

		Two months ended	Two months ended
		December 31	December 31
		2003	2002
Services rendered by:	Reference		(unaudited)
Hunter Dickinson Inc.	(a)	$35,646	$231,382
Hunter Dickinson Group Inc.	(a)	4,560	10,962
CEC Engineering Ltd.	(d)	16,559	13,194

		December 31, 2003	December 31, 2002
			(unaudited)
Balances receivable:
Hunter Dickinson Inc.	(b)	$4,379,227	$2,417,402
Mainland Exploration	(c)	–	242,516

(a)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	The balances receivable to HDI have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company.

(c)

Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company were also directors of Mainland’s general partner. Mainland received 200,000 shares of the Company in

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Proprietary) Limited (note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remained outstanding. During the year ended October 31, 2003, the Company concluded that the amount receivable from Mainland was likely uncollectible. Accordingly, the amount receivable was written off in October 2003. During the period ended December 31, 2003, the Company received $256,000 as full and final settlement of this amount receivable.

(d)

During the two month period ended December 31, 2003, the Company paid or accrued $16,559 (two month period ended December 31, 2002 – $13,194) to CEC Engineering Ltd, a private company owned by a director, for engineering and project management services at market rates.

9.	Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2003 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31,	December 31,
	2003	2002
		(unaudited)
Future income tax assets
Mineral property interests	$1,524,000	$840,000
Loss carry forwards	1,886,000	1,296,000
Equipment	(4,000)	(7,000)
Resource-related tax pools	321,000	150,000
Other tax pools	104,000	32,000
Subtotal	3,831,000	2,311,000
Valuation allowance	(3,831,000)	(2,311,000)
Net future income tax asset	–	–

The Company had losses available for income tax purposes in Canada totalling approximately $5.2 million, expiring in various periods from 2004 to 2010. The Company had capital losses available of $0.1 million, which, when available, can be used to offset future capital gains.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

10.	Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

	As at	As at
	December 31	December 31
	2003	2002
Consolidated Balance Sheets		(unaudited)

Total assets under Canadian GAAP	$30,990,866	$7,591,076
Adjustments under US GAAP	—	—
Total assets under US GAAP	$30,990,866	$7,591,076

Total liabilities under Canadian GAAP	$178,934	$320,597
Adjustments under US GAAP	—	—
Total liabilities under Canadian and US GAAP	$178,934	$320,597

Shareholders’ equity under Canadian and US GAAP	$30,811,932	$7,270,479

	Two months	Two months
	ended	ended
	December 31	December 31
Consolidated Statements of Operations	2003	2002

Loss for the year under Canadian
and US GAAP	$1,226,674	$471,026

Basic and diluted loss per share for the year under Canadian
and US GAAP	$0.04	$0.01

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the two months ended December 31, 2003, and the two months ended December 31, 2002.

(a)

United States Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). To October 31, 2002, the Company had elected to measure compensation cost for its plans using APB 25

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

for US GAAP purposes. As a result of changes to Canadian GAAP for the year ended October 31, 2003, there were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the year ended October 31, 2003.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits a company to adopt a fair value methodology on a prospective basis. Effective November 1, 2003, for US GAAP purposes, the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

For the two months ended December 31, 2003, and the two months ended December 31, 2002, there were no differences in stock-based compensation expense in respect of non- employee share options which would be required to be charged to operations under both Canadian and US GAAP. However, for US GAAP purposes, stock-based compensation would be classified in the consolidated statements of operations by the nature of the services provided and not as a separate line item.

(b)

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

11.	Subsequent Events

In addition to items mentioned elsewhere in these notes, subsequent to December 31, 2003, the Company had the following subsequent events:

(a)	Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company, by virtue of being majority owned by HDSA’s. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a bankable feasibility study.

The share exchange agreement which gave effect to the combination provides that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings cause Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The share exchange agreement further provided that, to the extent that no such dilutive financings had actually taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provides that the quantum of such deemed financings will equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the two months ended December 31, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga- Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

None of these events have occurred. Accordingly, the additional common shares which would, under the original terms of the share exchange agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 were not required to be issued at that time and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, the Deemed Dilutive Financings described above.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil, plus related transaction costs.

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial, legal, advisory, and other fees	1,419,329
Estimated South African stamp duties	15,000
Book value of Micawber's net assets acquired	–
Future income taxes	1,385,255
Acquisition cost, Ga-Phasha Project	$5,875,000

(b)	The Company increased authorized share capital to an unlimited number of common shares without par value.

(c)	From January 1, 2004 to July 7, 2006, 3,010,800 common shares were issued pursuant to the exercise of share purchase options for proceeds of $2,889,370.